
05038532

BB 3/18 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 0 1 2005
202

SEC FILE NUMBER
8- 48069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurora Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Park Avenue, 5th Floor
(No. and Street)

New York	NY	10022-3506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 413-4472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue	New York	NY	10022-5892
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2004

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2004

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members
Aurora Capital LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Aurora Capital LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aurora Capital LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

February 11, 2005
New York, New York

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP
MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	28,823
Accounts receivable, net of allowance for doubtful accounts of $39,310		1,380
Property and equipment, net of accumulated depreciation of $70,993		-
Other assets		900
	$	31,103

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	5,279
Due to broker-dealer		6,686
		11,965
Commitments and contingencies (Notes 3, 4 and 5)		
Members' equity		19,138
	$	31,103

The accompanying notes are an integral part of these financial statements

AURORA CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2004

1 The Company

Organization

Aurora Capital LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of New York on September 15, 1998 and received its initial member capital contributions on September 16, 1998. The Company succeeded to the business of Aurora Capital Corp. by amendment on Form BD that was filed with the National Association of Securities Dealers, Inc. ("NASD"), the Company's self-regulatory organization. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is also a member the Securities Investors Protection Corporation.

Business

The Company, which originally acted solely as placement agent in exempt securities offerings and consultant and advisor to corporate finance clients, was authorized during 1999 by the NASD to expand its lines of business into public securities market activities. The Company commenced such activities in August 1999.

The principal business activities of the Company are (i) to act as placement agent in the private placement of securities in offerings exempt from registration under the Securities Act of 1933, as amended (ii) to act as a broker of securities, clearing public securities transactions on a fully disclosed basis through an independent clearing firm and (iii) acting as a consultant and advisor to its corporate finance clients. The Company focuses its activities primarily, but not exclusively, on companies involved in the life sciences and medical technologies industries. The Company's business operates principally in the United States of America from its office located in New York, New York.

Members' capital

Aurora Capital Corp. contributed all of the net assets related to its securities brokerage and investment banking business, subject to all of its liabilities, in exchange for a 53.7% member interest in the Company in 1998. Through December 31, 2004, that percentage has been adjusted to 73.2% due to member withdrawals and adjustments. Aurora Capital Corp. is the sole managing member of the Company.

During 1998, another member contributed $300,000 to the Company and is entitled, among other rights, to a "Preferred Return Distribution" on its contribution. The Preferred Return Distribution, which must be paid before any cash distributions are made to any other members, is the greater of a fixed minimum return, equal to 15% of that member's adjusted capital contribution, or that member's profit percentage (currently 20.2%). The Preferred Return Distribution is further limited on a cumulative basis to the cumulative fixed minimum return or the cumulative profit percentage, both as defined in the Company's operating agreement, whichever amount is greater. The Preferred Return Distribution is cumulative and payable only when declared by the managing member.

The other member is a corporation formed by a current employee, who has paid an agreed upon amount for their member interest. The member's interest represents a profit sharing ratio, which was 6.6% at December 31, 2004.

2 Significant accounting policies

Revenue recognition

Consulting, placement agency and advisory fees are recognized when earned and are no longer subject to negotiation or refund.

Brokerage commissions and related expenses are recognized on a trade-date basis, as securities transactions occur.

The Company's placement agency fees generally range between 5% and 10% of the gross cash proceeds raised for the issuer and are typically payable in cash, at closing. The Company's fees often include warrants to purchase a specified number of the issuer's securities, generally ranging between 5% and 10% of the number of securities placed by the Company in the offering.

In accordance with EITF 99-19, reimbursements for out of pocket expenses are reported as revenue in the accompanying statement of operations.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. All of the Company's cash and cash equivalents are maintained at one financial institution at December 31, 2004.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are carried at cost. Major additions and betterments are capitalized while normal repairs and maintenance, which do not extend the lives of the assets, are expensed as incurred.

Depreciation of property and equipment and amortization of capitalized lease assets is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the personal responsibility of the members.

The Company is subject to unincorporated business taxes in the City of New York. No provision or liability is required for the year ended December 31, 2004.

The Company has elected the cash basis of accounting for income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

2 Significant accounting policies (continued)

The income tax returns of the Company are subject to examination by federal and state taxing authorities. Such examinations could result in adjustments to net income, which changes could affect the income tax liability of the individual members.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3 Due to broker-dealer

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. In accordance with the terms of its correspondent clearing agreement with its clearing firm, the Company was required to maintain a minimum deposit of $30,000 with the clearing organization. The deposit served as collateral for amounts due to the clearing broker-dealer. During 2004, the Company amended the agreement and is no longer required to maintain a minimum deposit.

4 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2004, the Company had net capital of $16,858 which was $11,858 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.71:1. No capital was withdrawn and no cash distributions were paid in 2004.

5 Related party transactions

During 2004, the Company earned consulting fees of $53,851 from the managing member and its affiliates related primarily to due diligence consulting services.

During 2002, the managing member entered into an agreement with the Company to allocate certain occupancy and overhead of the Company to the managing member based on utilization of their shared office space. In 2004, the managing member and the Company amended the agreement to include the allocation of certain clearing expenses as a result of the Company maintaining excess capacity for the benefit of the managing member with regards to its clearing arrangements. There was no amount receivable from the managing member at December 31, 2004.

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

6 Securities received for services

During 2004, the Company received non-refundable warrants to acquire a specific number of shares as a fee. The warrants are subject to certain restrictions. The Company assigned a portion of these warrants to its employees upon receipt and assigned the balance to its members in accordance with their sharing ratios. The fair value of the warrants was estimated by management to be nominal.